Exhibit 99.3

TRX GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three month period and year ended August 31, 2024

Management’s Discussion and Analysis August 31, 2024

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for TRX Gold Corporation (“TRX Gold” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended August 31, 2024, included in the Company’s Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2024. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR+ and is available online under the Company’s profile at www.sedarplus.ca and on our website at www.TRXGold.com.

This MD&A reports our activities through November 29, 2024, unless otherwise indicated. References to the 4th quarter of 2024 or Q4 2024, and references to the 4th quarter of 2023 or Q4 2023 mean the three months ended August 31, 2024, and August 31, 2023, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 45.

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

Mr. William van Breugel, P.Eng, BASc (Hons), technical advisor to TRX Gold Corporation, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this MD&A.

Management’s Discussion and Analysis August 31, 2024

The disclosure contained in this MD&A of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa for TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the period ended May 31, 2024. The MRE and economic analysis was previously conducted under the 2003 CIM Code for the Valuation of Mineral Properties which may be different than the November 2019 guidelines.

Certain information presented in this MD&A may constitute “forward-looking statements” and “forward looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, and our Annual Information Form also posted on SEDAR+, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20201, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 20201 and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “2020 Technical Report”) for more information.

1 See Cautionary Statement

Management’s Discussion and Analysis August 31, 2024

Highlights – Fourth Quarter and Year Ended 2024

2024 was another milestone year for TRX Gold, as the Company completed its third successful expansion in three years, expanding the Buckreef Gold processing plant to 2,000 tonnes per day (“tpd”) of processing capacity, on time and on budget. During 2024, the Company recorded production of 19,389 ounces of gold and benefited from record gold spot prices, which resulted in full year record revenue of $41.2 million, gross profit of $17.9 million, (iv) operating cashflow of $15.3 million, and (v) Adjusted EBITDA1 of $15.3 million. The Company continued to execute on its business model of using cash flow generated from mining operations to fund additional growth and successful exploration at Buckreef Gold. The Company reinvested $14.0 million during the year and used operating cashflow to fund the plant expansion to 2,000 tpd, while maintaining its liquidity through prudent capital management. Subsequent to year-end, the Company also announced its two best drill results ever, which led to the discovery of a promising new gold mineralization shear zone named the Stamford Bridge Zone, which is highly prospective and may become a bridge between the Buckreef Main Zone, Eastern Porphyry and Anfield Zones. The Company also announced completion of the ongoing metallurgical variability study at Buckreef Gold, with results confirming excellent gold recovery rates for the processing of sulphide ore. The Company is in the process of developing finer grinding initiatives to increase gold recoveries, which is positive for both near term production potential and future Mineral Resource development. These positive results continue to demonstrate the growth potential at Buckreef Gold and reflect successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities.

Key highlights for Q4 2024 and Year to Date 2024 include:

•	During Q4 2024 the Company announced completion of the expanded processing plant to 2,000 tpd of nameplate processing capacity, on time and on budget. This marks the Company’s third successful expansion in three years and is expected to benefit plant throughput, gold recovery and gold production beginning in fiscal 2025 (“F2025”).

•	During Q4 2024, the Company sold 5,715 ounces of gold, recognizing revenue of $13.6 million, gross profit of $6.6 million (48%), operating cashflow of $6.0 million and Adjusted EBITDA[2] of $6.2 million. The increase in revenue, gross profit and Adjusted EBITDA[1] compared to the prior year comparative period is primarily related to higher gold production from the expanded 2,000 tpd processing plant, and a higher average realized price. During the period, the Company sold 5,715 ounces of gold (Q4 2023: 4,796 ounces) at an average realized price (net)[1] of $2,412 per ounce (Q4 2023: $1,936 per ounce).

•	For the year ended August 31, 2024, the Company poured 19,389 ounces of gold, in line with revised full year production guidance, and sold 19,075 ounces of gold. This resulted in full year record revenue of $41.2 million, gross profit of $17.9 million (44%), operating cash flow of $15.3 million and Adjusted EBITDA[1] of $15.3 million.

•	Gold production for F2025 is expected to be higher than than F2024 levels, reflecting a full year of operations from the expanded 2,000 tpd processing plant, partially offset by a waste stripping campaign required to access high grade ore blocks to deliver consistent higher grade ore feed to the mill. Cash cost per ounce are expected to be in line with F2024 levels, mainly due to the impact of higher gold production, offset by waste stripping costs in the Buckreef Main Zone.

Numerical annotations throughout the text of the remainder of this document refer to the endnotes found on page 45.

Management’s Discussion and Analysis August 31, 2024

•	Subsequent to August 31, 2024, the Company announced the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone”, where results are beginning to form what may become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, with links to the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry, and the prospective Anfield Zone to the southeast.

•	Subsequent to August 31, 2024, the Company announced its two best drill results ever, on a gram x tonne x meters (“gtm”) basis, intersecting 37 meters (“m”) @ 6.86 g/t Au (253.82 gtm) from 130 m (hole BMDD315) and 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m.

•	Subsequent to August 31, 2024, the Company announced completion of the ongoing metallurgical variability study at Buckreef Gold, with results confirming excellent gold recovery rates for the processing of sulphide ore. Results demonstrate that a finer grind size leads to higher recovery rates, and the Company is currently in the process of developing finer grinding initiatives to achieve higher gold recoveries. This is positive for both near term production potential and future Mineral Resource development as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry.

Newly Expanded 2,000 TPD Mill is Fully Commissioned and Operational

•	During Q4 2024 the Company announced completion of the expanded processing plant to 2,000 tpd of nameplate processing capacity, which is expected to benefit plant throughput, gold recovery and gold production beginning in F2025.

•	The newly expanded processing plant was fully commissioned in September 2024 following installation of the 4-way cyclone cluster and has been consistently achieving, on average, 1,938 tpd of mill throughput following full plant commissioning, reaching a maximum of 2,016 tpd, a 149% increase over Q3 2024. Following completion of the expanded plant, Q4 2024 production increased to 5,767 ounces from Q3 2024 (4,628 ounces), a 25% increase over the prior quarter, as the increase in processing plant throughput more than offset the impact of lower head grade (Q4 2024: 1.66 g/t, Q3 2024: 2.52 g/t).

•	As part of an initial phase of the plant expansion project to 2,000 tpd, during Q3 2024 the Company completed construction of the new crushing circuit. The expanded crushing system is fully commissioned and has been consistently achieving an average of 2,324 tpd of crushed material over Q4 2024, reaching a maximum of 3,302 tpd. The new crushing plant, combined with the old crushing circuit, is rated to process 3,600 to 4,800 tpd of ore at full capacity with new equipment comprising: run-of-mine (“ROM”) bin, apron feeder, conveyors, vibrating grizzly, primary jaw crusher and secondary and tertiary cone crushers. The crushing plant configuration is designed to produce a finely crushed ore ‘product’ suitable for the existing and future ball mills to improve grind size for a more efficient, cost-effective processing of sulphide ore. This new circuit is also expected to help drive increased throughput and recovery percentages and it continues to demonstrate the Company’s overall design philosophy of simplicity, redundancy, and durability making it a key component to support future growth. To assist in optimizing the crushing circuit, the Company has engaged an external consulting firm that specializes in comminution to help study and analyze the processing circuit configuration to identify gaps and optimization potential. The study expects to improve grindability and gold recovery.

•	The total capital cost of the full mill expansion was budgeted to be approximately $6.0 million, which was completed on time and on budget. This marks Buckreef Gold’s third successful expansion project aimed at increasing annual gold production in a de-risked, self-funded and phased approach. Moreover, through this latest expansion, the project is expected to benefit from greater economies of scale, resulting from higher processing plant throughput and higher overhead cost absorption.

Management’s Discussion and Analysis August 31, 2024

Best Drill Hole Results in History of Buckreef Gold – Announcement of Stamford Bridge Zone

•	Subsequent to August 31, 2024, the Company announced its best drill result ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold’s 2M+ ounce Au Mineral Resource[1] and where current operations are ongoing in the Main Pit. This drill hole result comes following the previous best drill result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone.

•	The Company also announced the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone” at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef’s Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone.

•	Thus far, drilling has covered 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry. The latter also links to the Anfield Zone to the southeast, discovered in 2022.

•	The Stamford Bridge shear zone has quickly become the Company’s exploration priority. An exploration program is underway to uncover the area’s true gold mineralization potential. The Company is preparing a geophysical survey campaign, which will focus on the Stamford Bridge trend line, as well as an area covering up to 500 meters to both the North and South sides of the trend line. Following the results of this campaign, a strategic drill campaign will resume on newly defined, high-priority targets.

Metallurgical Study Results – Higher Gold Recoveries Attainable at Buckreef Gold

•	During October 2024, the Company announced completion of the ongoing metallurgical variability study[3] at Buckreef Gold, with results confirming excellent gold recovery rates for the processing of sulphide ore. Metallurgical testing began at the Buckreef Main Zone in June of 2021, whereby a straightforward flowsheet comprising of crush, grind, flotation, regrind and CIL was developed by SGS Canada. In a laboratory, bulk sample testing returned gold recoveries between 85.3% to 95.4%. In June 2023, a 6,500-tonne bulk sample of sulphide ore was tested on site at Buckreef Gold’s existing milling facility. This successful test reported gold recoveries from sulphide ore of 88.7%. The recent and much larger metallurgical variability study reported in Q3 2024, reiterates results from past test work and is now of greater importance as Buckreef Gold is processing a higher proportion of sulphide ore (approximately 80% sulphides to 20% oxides) at its newly expanded milling facility.

•	Highlights from the results demonstrate that (i) a finer grind size leads to a higher gold recovery as gold recovery rates increased from 81.2% to 92.5% as the grind became finer from 80% - 53 μm to 80% - 5 μm; (ii) recovery results were in line with current operational performance as composites tested showed recovery rates ranging from 79.9% to 87.0% in a gravity + floatation + leaching test at a grind size of 80% - 75 μm, which is consistent with what is being experienced in current operations; (iii) Buckreef Gold is experiencing a relatively consistent tailings grade, regardless of head grade, at a grind size of 80% - 75 μm, further supporting the fact that increased grinding will lead to higher recovery rates; and (iv) gold is finely disseminated in the pyrite and improved recoveries can be achieved by grinding finer below 25µm through rougher flotation and subsequent regrinding of the flotation concentrate, by using the regrind ball mill, with minimum energy consumption. The Company is currently in the process of developing finer grinding initiatives to achieve higher gold recoveries.

•	These metallurgical study results are positive for future potential Mineral Resource development as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry, where brownfield exploration programs returned very similar geologic and mineralization characteristics as the Main Zone, to which similar milling processes could apply.

Management’s Discussion and Analysis August 31, 2024

Operational and Financial Details – Fourth Quarter and Year Ended 2024

Mining and Processing

•	During the twelve months ended August 31, 2024, Buckreef Gold regretfully reported one LTI at site. The accident occurred in March 2024, and the employee has since made a full recovery. For the three and twelve months ended August 31, 2024, including contractors, Buckreef Gold recorded a safety incident frequency rate of 1 (per million hours). Buckreef Gold has since achieved, for a third time, 1 million hours lost time injury free work following this incident. The Company’s two main contractors, FEMA Builders Limited (“FEMA”) and STAMICO, recorded a safety incident frequency rate of 0 (per million hours).

•	During Q4 2024, Buckreef Gold poured 5,767 ounces of gold (Q4 2023: 4,965 ounces) and sold 5,715 ounces of gold (Q4 2023: 4,796 ounces). The increase in gold production in Q4 2024 compared to the prior year period is mainly attributable to higher mill throughput of 1,542 tpd (Q4 2023: 801 tpd) following completion of the 2,000 tpd processing plant in Q4 2024. The higher mill throughput more than offset a lower average recovery of 77% (Q4 2023: 88%) and lower average head grade of 1.66 g/t (Q4 2023: 2.41 g/t). The lower average recovery in Q4 2024 was mainly due to a higher proportion of blended material processed in Q4 2024 (34% oxide / 66% sulphide) compared to the prior year period where the mill processed 100% oxide material at a higher average recovery. For the twelve months ended August 31, 2024, the Company produced 19,389 ounces of gold and sold 19,075 ounces of gold, a slight decrease in gold production compared to the prior year period mainly due a lower average recovery of 79% (2023: 90%) and lower average head grade of 2.19 g/t (2023: 2.38 g/t), partially offset by higher mill throughput of 973 tpd (2023: 852 tpd) following completion of the 2,000 tpd processing plant in Q4 2024. To assist in optimizing recovery for 2025, the Company has engaged an external consulting firm that specializes in comminution to help analyze the processing circuit configuration to identify gaps and optimization potential. The study expects to improve grindability (finer grind) and gold recovery, consistent with the results announced upon completion of the metallurgical variability study.

•	Total ore tonnes mined of 119 kt in Q4 2024 were slightly below the prior year period (Q4 2023: 168 kt), as mining activities focused on a second layback at the north end of the main zone where fewer ore tonnes were mined compared to the first layback in the prior year period. Waste tonnes mined increased to 1,250 kt (Q4 2023: 659 kt) in Q4 2024 as stripping activities focused on accelerating the pit expansion to the north end of the main zone in the second layback to expose ore for H1 2025. As a result of the increased stripping activity, the higher proportion of waste to ore tonnes contributed to a higher strip ratio of 10.5 (waste:ore tonnes) compared to the prior year period (3.9 waste:ore tonnes).

•	During the twelve months ended August 31, 2024, total tonnes mined of 3,245 kt was in line with the prior year period (2023: 3,153 kt). As mining activity began to focus on waste stripping in Q4 2024, the Company accessed a higher proportion of waste tonnes to ore tonnes compared to the prior year period, contributing to a slightly higher strip ratio of 6.9 (waste:ore tonnes) (2023: 5.6 waste:ore tonnes).

•	During Q4 2024, the Company entered into a finance lease agreement for fifteen pieces of heavy equipment, including six excavators, one dozer, one motor grader, one backhoe, one compactor, and three loaders. Half of this fleet will replace rented equipment currently operating in the plant, while the remaining equipment will be utilized in site development projects, roadway construction, and maintenance. Additionally, this equipment is capable of supporting and supplementing, when necessary, the contract mining fleet at the site. Subsequent to August 31, 2024, the Company also entered into a purchase agreement to procure a fleet of eight haul trucks to expand haulage capability and capacity. The Company intends to use two of the newly procured owner-operated fleet within the plant, while the remainder will be used to haul materials for the site development crew. As is customary with Buckreef Gold, all equipment must have a dual purpose, thus these trucks are also capable of providing transport services to a contractor-owned mining fleet, as necessary. The Company is currently exploring all opportunities to utilize site equipment to its fullest capacity, with a focus on reducing mining costs.

Management’s Discussion and Analysis August 31, 2024

F2025 Outlook

•	F2025 gold production is expected to be higher than F2024 levels, reflecting a full year of operations from the expanded 2,000 tpd processing plant, partially offset by a waste stripping campaign required to access high grade ore blocks to deliver consistent higher grade ore feed to the mill. To maintain prudent capital management and an ability to fund the plant expansion to 2,000 tpd, the Company proactively deferred a portion of waste stripping originally scheduled for F2024, which limited access to certain high grade ore blocks as scheduled in the initial mine sequence. Following commissioning of the 2,000 tpd plant in Q4 2024, the Company has scheduled a waste stripping campaign in F2025 to access the originally scheduled ore blocks. It is expected that the updated mine sequence will begin to access these high grade ore blocks in the second half of F2025 benefiting production starting in Q3 and Q4 2025. As a result, gold production is expected to be lower in H1 2025 and higher production is expected in H2 2025. Cash cost per ounce are expected to be in line with F2024 levels, mainly due to the impact of higher gold production, offset by waste stripping costs in the Buckreef Main Zone. Cash cost per ounce is expected to be slightly higher in H1 2025 and lower in H2 2025 as the mine sequence begins to access higher grade ore blocks in H2 2025.

•	Operating cash flow will be predominantly reinvested in the Company with a focus on value enhancing activities, including: (i) exploration and drilling with a focus on potential mineral resource expansion at Stamford Bridge, Buckreef Main (northeast and south), Buckreef West, Anfield, Eastern Porphyry extension; (ii) additional capital programs focused on plant optimizations, recovery improvements and production growth; and (iii) enhanced CSR/ESG programs.

•	Sustaining capital, excluding waste rock stripping, is expected to be consistent with F2024 levels, and includes certain infrastructure investments at Buckreef Gold, including finalizing construction of a significantly expanded TSF (TSF 2.2 Lift 2), procurement of heavy equipment, including 6 excavators, 1 dozer, 1 motor grader, 1 backhoe, 1 compactor, 3 loaders and a fleet of haul trucks to support and supplement, when necessary, the contract mining fleet at site.

•	Capitalized waste rock stripping will be expensed or capitalized based on the actual quarterly stripping ratio versus the expected life of mine stripping ratio and may be variable quarter over quarter and year over year. In F2025, capitalized stripping is expected to be highest in H1 and then incurred evenly over Q3 and Q4 based on the expected mine plan.

•	Growth capital is expected to be consistent with F2024 levels and includes expansion initiatives related to the long-term growth of Buckreef Gold, including plant optimizations aimed at increasing recovery, throughput and production and study costs aimed at expanding Buckreef Gold and developing the larger project.

•	Exploration spending is expected to increase in F2025 and includes diamond drill and reverse circulation drilling services provided by the State Mining Corporation (“STAMICO”) for a program which includes brownfields drilling at Buckreef Main Zone (NE and SW), Buckreef West, Eastern Porphyry, and greenfield drilling at Stamford Bridge and Anfield.

Inventory

•	As at August 31, 2024, the ROM pad stockpile contained 298,933 tonnes at an average grade of 0.99 g/t with an estimated 9,549 ounces of contained gold. A further stockpile of crushed mill feed of 14,850 tonnes at 1.79 g/t containing an estimated 856 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $26.1 million using the London PM Fix gold price of $2,513 per ounce as at August 31, 2024. Since year-end August 31, 2023, the Company added to the ROM pad stockpile (807 ounces) and crushed ore stockpile (436 ounces) to support mill feed. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing.

Management’s Discussion and Analysis August 31, 2024

•	During the twelve months ended August 31, 2024, the Company processed stockpiled and mined material through the expanded 2,000 tpd processing plant and consequently reported gold in circuit, reflecting a buildup of metal inventory in the CIL tanks. The Company reported 1,159 ounces of gold in circuit at August 31, 2024, which reflected an increase of 306 ounces from August 31, 2023, following gold elution and smelting activity during the year.

Tailings Storage (TSF 2.2)

•	During Q2 2024 the initial phase of TSF 2.2 construction was completed. Beginning in Q4 2024, the Company began construction on a river training (relocation) project, in preparation for the placement of the final lift on TSF2.2. Work on that project is approximately 90% complete with the installation of an all-weather roadway and some minor grading remaining. Work has recently begun on the remaining phase of TSF 2.2 construction to bring placement of the next lift to its final approved elevation. This work will consist of minor clearing, box cutting, bulk excavation & compaction of the berm, slope finishing, installation of a HDPE liner, final erosion control, and installation of an all-weather roadway. This phase of TSF 2.2 construction is projected to be completed in early 2025. Completion of this work is expected to provide further storage until the beginning of Q1 2026. During Q4 2024, the location for TSF 3.0 was identified and work has commenced on the necessary requirements for construction of this long-term storage solution, including exploring the potential for using thickened tails (dry stacking) with co-disposal with pit waste.

Larger Buckreef Project

•	The Company is currently working with geological and mine engineering consultants to analyze the options for a larger scale, expanded Buckreef operation, with the goal of exceeding the metrics outlined in the 2020 Technical Report, including annual production, IRR, NPV and key financial metrics. This analysis includes evaluating potential mill expansions to increase annual throughput capacity, flowsheet optimizations to improve mill efficiency, metallurgical engineering to improve ore recovery, open pit mine design to enhance production scheduling, underground mine design to efficiently access deeper ore blocks, and exploration drilling with the goal of expanding current Mineral Resources and extending the life of mine.

•	The Company is advancing studies on the larger project, and to date, has completed advanced metallurgical testing across the deposit and geotechnical studies for a deeper pit. During Q3 2023, the Company completed field work in determining the ultimate pit slopes of the 2-kilometer-long open pit in conjunction with consultants SGS Canada Inc (“SGSC”) and Terrane Geoscience Inc. During October 2024, the Company announced completion of the ongoing metallurgical variability study[3] at Buckreef Gold, with results confirming excellent gold recovery rates for the processing of sulphide ore. The positive grade results confirm the amenability of sulphide material to be processed through the existing processing plant, using its relatively simple flowsheet. The study results also have positive implications for potential plant expansions and a straightforward flow sheet similar to the existing processing plant. The study results also bode well for future Mineral Resource development, as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry, where brownfield exploration programs returned very similar geologic and mineralization characteristics as the Main Zone, to which similar milling processes could apply.

•	The Company is currently working with our geological and mine engineering consultants to incorporate the results of these studies in assessing the design, construction and operation of a significantly expanded Buckreef operation.

Management’s Discussion and Analysis August 31, 2024

Environmental, Social and Corporate Governance

•	The Company is committed to working to high ESG standards and is implementing several community programs, while continuing to develop a broader framework and policies. There were no reportable environmental or community related incidents during the three and twelve months ended August 31, 2024.

•	Buckreef Gold worked with Geita District Council and local wards to collaboratively identify programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics and gender goals.

•	An updated Memorandum of Understanding (“MoU”) was signed in March 2024 between Buckreef Gold and the Geita District Council to provide support around education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula, being the host wards for the mine site. During Q4 2024, the Company continued to progress construction activities on upgrades to the primary schools, secondary schools and health centers in the Busanda, Kaseme and Lwamgasa districts in line with the signed MoU.

•	Subsequent to August 31, 2024, a new CSR plan for F2025 was submitted to the Geita District Council for review and approval. Buckreef Gold and the Geita District Council are partnering to provide further support around education and health assistance in the wards of Lwamgasa, Kaseme and Busanda. A total of 420 million Tanzania Shillings (approximately $180,000) was budgeted by Buckreef Gold for F2025 to support priority areas in agreement with the Geita District Council.

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities (in Tanzania); (ii) recycle all water used in its operations; (iii) employ a workforce that comprises 100% Tanzanian citizens (146 full-time employees, 358 contract miners and project contractors, 134 part-time/casual employees); (iv) include development and building activities that are focused on maximizing local content; and (v) exhibit a ‘100 mile diet’ by procuring all food locally. In addition, the Company is evaluating utilization of dry stack tailings for the larger project.

•	The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, first prioritizing East Africa, Africa, then globally.

•	The Company will continue to develop a broader ESG program, including reporting aligned with definitions from the World Economic Forum, and identifying its contributions to the United Nations Sustainable Development Goals over F2025.

Financial

•	During Q4 2024, Buckreef Gold poured 5,767 ounces of gold (Q4 2023: 4,965) and sold 5,715 ounces of gold (Q4 2023: 4,796) at an average realized price[1] of $2,412 per ounce (Q4 2023: $1,936) excluding the revenue and gold ounces sold related to the prepaid gold purchase agreement with OCIM Metals & Mining SA (“OCIM”) (“average realized price (net)[1]”). For the twelve months ended August 31, 2024, gold ounces poured and sold were 19,389 and 19,075 respectively (2023: 20,759 and 20,864), at an average realized price (net)[1] of $2,179 per ounce (2023: $1,845).

•	During Q4 2024, the Company recognized revenue of $13.6 million (Q4 2023: $9.2 million), cost of sales of $7.0 million (Q4 2023: $5.1 million), and cash cost[1] of $1,100 per ounce (Q4 2023: $982). The Company generated gross profit of $6.6 million (48% gross profit margin) (Q4 2023: $4.1 million), operating cashflow of $6.0 million (Q4 2023: $2.7 million), and Adjusted EBITDA[1] of $6.2 million (Q4 2023: $2.8 million). The increase in revenue, gross profit, operating cashflow and Adjusted EBITDA[1] compared to the prior comparative period is mainly related to higher gold ounces sold of 5,715 (Q4 2023: 4,796) and a higher average realized price of $2,412 per ounce (Q4 2023: $1,936).

Management’s Discussion and Analysis August 31, 2024

•	For the twelve months ended August 31, 2024, the Company recognized record full year revenue of $41.2 million (2023: $38.3 million), cost of sales of $23.2 million (2023: $20.1 million), and cash cost[1] of $1,103 per ounce (2023: $904). While the Company benefitted from record full year revenue, the higher cost of sales and cash cost[1] were primarily due to higher mining and processing costs related to processing a higher proportion of transitional and sulphide material (compared to oxide material). It is expected that a full year of higher processing plant throughput from the expanded 2,000 tpd processing plant will provide greater economies of scale, through higher overhead cost absorption, and therefore benefit cash cost per ounce into F2025 and beyond. On a full year basis, the Company generated gross profit of $17.9 million (44% gross profit margin) (2023: $18.2 million), net income of $3.5 million (2023: $7.0 million), operating cash flow of $15.3 million (2023: $17.3 million) and Adjusted EBITDA[1] of $15.3 million (2023: $13.7 million). Gross profit, operating cashflow and Adjusted EBITDA[1] were in line with the prior comparative period, and mainly reflects an increase in revenue primarily related to an increase in average realized price, partially offset by an increase in cost of sales related to higher mining and processing costs related to processing a higher proportion of transitional and sulphide material (compared to oxide material).

•	For F2024, to mitigate the impact of higher fuel cost associated with diesel genset power usage experienced during F2023, the Company engaged TANESCO, and the regional government to ensure better continuity of grid power as required by Buckreef Gold. In November 2023 a new 33 kilo-volt-ampere (“kVA”) powerline was commissioned by TANESCO, which accesses power from a substation closer to Buckreef (60 km from site as compared to the prior powerline which is located 250 km from site). The connection of the new power line to Buckreef Gold was completed during November 2023 and has provided more stable, consistent power availability for the plant. The Company is evaluating with local experts (CSI Energy) its short term and longer-term power requirements, which may include industrial scale battery power (that can act as a ‘power stabilizer’ and backup power source) to reduce reliance on diesel genset power in the future.

•	As at August 31, 2024, the Company had cash of $8.3 million and working capital of $0.4 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement.

•	In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively. During the year ended August 31, 2024, gold zero-cost collar contracts for a total of 1,200 gold ounces (2023: 9,000 gold ounces) expired unexercised and 1,800 gold ounces (2023: nil) were exercised. As at August 31, 2024, and 2023, no gold zero-cost collar contracts were outstanding. For the year ended August 31, 2024, realized losses on exercised contracts amounted to $0.2 million (2023: $nil).

•	During Q4 2022, the Company entered into a $5.0 million prepaid Gold Doré Purchase Agreement (“Agreement”) with OCIM. The Agreement requires funds to be made available to the Company in two tranches. The Company drew down the first tranche of $2.5 million in exchange for delivering 434 ounces of gold per quarter, commencing February 2023, for a total of 1,735 ounces of gold over four quarters. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. During November 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On September 26, 2023, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 23.5 ounces of gold per month, commencing December 2023, for a total of 305.4 ounces of gold over 13 months. On November 29, 2023, the Company drew an additional $1.0 million from the second tranche of the Agreement in exchange for delivering 44.1 ounces of gold per month, commencing February 2024, for a total of 573.2 ounces of gold over 13 months. On May 6, 2024, the Company amended the terms of the Agreement to allow for additional prepayments and drew $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months.

Management’s Discussion and Analysis August 31, 2024

•	As at August 31, 2024, the Company recognized $5.2 million of sales tax receivable on the Consolidated Statements of Financial Position. Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). During the twelve months ended August 31, 2024, the Company recovered VAT refunds from the TRA of $3.6 million. Subsequent to August 31, 2024, the Company recovered $0.9 million of VAT refunds from the TRA.

Board of Directors

•	On October 9, 2023, the Company announced the passing of its founder and Chairman James E. Sinclair, at the age of 82. Mr. Sinclair founded TRX Gold and acted as Chairman and Director since 2000.

•	On October 23, 2023, the Company announced the appointment of Shubo Rakhit as Chairman of the TRX Gold Board. Mr. Rakhit has had a prominent career as a highly respected strategist and sought after trusted advisor. His 30+ year career has included senior positions at several global and Canadian investment banks and advisory firms including CIBC, Bank of Nova Scotia, Bank of America Securities, KPMG Corporate Finance and Echelon Wealth Partners. Mr. Rakhit’s distinguished career includes leading over $90 billion of M&A transactions, and over $100 billion of global capital markets issuance, including many well-known transformational transactions and complex capital solutions, that have also encompassed mining companies. The strength of his relationships are characterized by authenticity and trust that will assist the Company in broadening its access to capital markets and its strategic direction at a time of rapid growth for the organization.

Other

•	In July 2024, the Company issued its first sustainability report, outlining the ongoing environmental and social programs throughout the region in which it operates. The report has been prepared in partial alignment with the 2023 Sustainability Accounting Standards Board Metals & Mining Industry Standard. It has also been inspired by the Stakeholder Capitalism Metrics of the World Economic Forum. The Company seeks to ensure robust ESG risk management, environmental stewardship, and social responsibility, while minimizing its environmental footprint, and contributing positively to the community in which it operates.

•	On January 25, 2024, the Company’s common shares listed on the Toronto Stock Exchange began trading under the symbol “TRX”. The new Canadian ticker symbol now matches the Company’s US ticker symbol, currently trading as “TRX” on the NYSE American exchange. This change is meant to provide better alignment of the Company’s brand within Canadian and United States capital markets.

•	Andrew Cheatle, Chief Operating Officer, is on a leave of absence. In his absence, Gaston Mjwahuzi, General Manager at Buckreef, is carrying out most of the responsibilities of the Chief Operating Officer with assistance from various consultants of TRX Gold.

Management’s Discussion and Analysis August 31, 2024

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises several prospects, namely Buckreef, Eastern Porphyry, Anfield and the newly discovered Stamford Bridge. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off

Mineral Resources inclusive of Mineral Reserves

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

All resources below 540 mRL are classified as inferred

Estimates over variable widths of 2 to 40 meters

Bulk Density ranges 2.0 g/cm3 to 2.8 g/cm3

55% attributable to the Company

Effective Date: May 15, 2020

The Buckreef Gold Project Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below.

	Tonnes	Grade	In Situ Gold Content
Buckreef Reserves	(Mt)	Au (g/t)	Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

1) Mineral Reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimate includes dilution.

2) Mineral Reserve was estimated using NI 43-101F compliant Standards on Mineral Resources and Reserves, Definitions.

3) Contained metal may differ due to rounding.

Mineral Resource and Reserve Statements

The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the period ended August 31, 2024. The MRE and economic analysis was previously conducted under the 2003 CIM Code for the Valuation of Mineral Properties which may be different than the November 2019 guidelines. (refer to cautionary statement on page 2).

Management’s Discussion and Analysis August 31, 2024

Figure 1: Location of Buckreef Gold Project Licences in the Lake Victoria Greenstone Belt

Ikuza Is.
RUBONDO ISLANDS
Maisome Is.
GAME RESERVE
BIHARAMULO GAME RESERVE
L A K E V I C T O R I A
Ukerewe I.
Nafuba I.
Serengeti Corridor
Speke Gulf
Geita
Nyanzaga
Tulawaka
Buckreef
Bulyanhulu
Golden Ridge
Nyakafuru
Buzwagi
Lake Nyanza
LEGEND
Gold Mines
Town
Railway
Roads_Victoria
Bukoban Sediments
Greenstone
Mbuga Soil
Alkaline Syenite - Fault Controlled
SCALE 1:800,000
31.5°
32°
32.5°
33°
33.5°
34°
-2.5°
-3°
-3.5°

Management’s Discussion and Analysis August 31, 2024

Processing Plant and Operations

Select operating, financial and stockpile information from the operation for the three and twelve months ended August 31, 2024, follows below:

Select Operating and Financial Data

		Unit	Three months ended August 31, 2024	Three months ended August 31, 2023	Twelve months ended August 31, 2024	Twelve months ended August 31, 2023
Operating Data
Ore Mined		k tonnes	119	168	410	478
Waste Mined		k tonnes	1,250	659	2,835	2,675
Total Mined		k tonnes	1,369	828	3,245	3,153
Strip Ratio		w:o	10.5	3.9	6.9	5.6
Mining Rate		tpd	14,876	8,998	8,890	8,638
Mining Cost		US$/t	$3.26	$3.47	$3.86	$3.32
Plant Ore Milled		k tonnes	142	74	355	311
Head Grade		g/t	1.66	2.41	2.19	2.38
Plant Utilization		%	91	85	88	91
Plant Recovery Rate		%	77	88	79	90
Processing Cost		US$/t	$13.23	$25.76	$20.07	$21.81
Plant Mill Throughput		tpd	1,542	801	973	852
Gold Ounces Poured		oz	5,767	4,965	19,389	20,759
Gold Ounces Sold		oz	5,715	4,796	19,075	20,864
Financial Data
Revenue[1]	$	('000s)	13,622	9,187	41,158	38,320
Gross Profit	$	('000s)	6,587	4,082	17,929	18,194
Net income	$	('000s)	3,284	2,309	3,510	7,045
Adjusted EBITDA[2]	$	('000s)	6,157	2,820	15,262	13,690
Operating Cash Flow	$	('000s)	6,034	2,747	15,316	17,327
Average Realized Price (gross)[2]		$/oz	2,384	1,916	2,158	1,837
Average Realized Price (net)[2,3]		$/oz	2,412	1,936	2,179	1,845
Cash Cost2		$/oz	1,100	982	1,103	904

1 Revenue includes immaterial amounts from the sale of by-product silver and copper.

2 Refer to the "Non-IFRS Performance Measure" section.

3 Net of revenue and ounces of gold sold related to OCIM gold prepaid purchase agreement.

Gold Production and Sales

During Q4 2024, Buckreef Gold poured 5,767 ounces of gold (Q4 2023: 4,965 ounces) and sold 5,715 ounces of gold (Q4 2023: 4,796 ounces). The increase in gold production in Q4 2024 compared to the prior year period is mainly attributable to higher mill throughput of 1,542 tpd (Q4 2023: 801 tpd) following completion of the 2,000 tpd processing plant in Q4 2024. The higher mill throughput more than offset a lower average recovery of 77% (Q4 2023: 88%) and lower average head grade of 1.66 g/t (Q4 2023: 2.41 g/t). The lower average recovery in Q4 2024 was mainly due to a higher proportion of blended material processed in Q4 2024 (34% oxide / 66% sulphide) compared to the prior year period where the mill processed 100% oxide material at a higher average recovery. For the twelve months ended August 31, 2024, the Company produced 19,389 ounces of gold and sold 19,075 ounces of gold, a slight decrease compared to the prior year period mainly due a lower average recovery of 79% (2023: 90%) and lower average head grade of 2.19 g/t (2023: 2.38 g/t), partially offset by higher mill throughput of 973 tpd (2023: 852 tpd) following completion of the 2,000 tpd processing plant in Q4 2024. To assist in optimizing recovery for 2025, the Company has engaged an external consulting firm that specializes in comminution to help study and analyze the processing circuit configuration to identify gaps and optimization potential. The study expects to improve grindability (finer grind) and gold recovery, consistent with the results announced upon completion of the metallurgical variability study.

Management’s Discussion and Analysis August 31, 2024

Mining

Total ore tonnes mined of 119 kt in Q4 2024 were slightly below the prior year period (Q4 2023: 168 kt), as mining activities focused on a second layback at the north end of the main zone where fewer ore tonnes were mined compared to the first layback in the prior year period. Waste tonnes mined increased to 1,250 kt (Q4 2023: 659 kt) in Q4 2024 as stripping activities focused on accelerating the pit expansion to the north end of the main zone in the second layback to expose ore for H1 2025. As a result of the increased stripping activity, the higher proportion of waste to ore tonnes contributed to a higher strip ratio of 10.5 (waste:ore tonnes) compared to the prior year period (3.9 waste:ore tonnes). During the twelve months ended August 31, 2024, total tonnes mined of 3,245 kt was in line with the prior year period (2023: 3,153 kt). As mining activity began to focus on waste stripping in Q4 2024, the Company accessed a higher proportion of waste tonnes to ore tonnes compared to the prior year period, contributing to a slightly higher strip ratio of 6.9 (waste:ore tonnes) (2023: 5.6 waste:ore tonnes).

Mining costs per tonne primarily reflect contractor mining costs following the hiring of FEMA on a contract basis to mine ore, waste, and to construct the TSF at Buckreef Gold. Mining costs per tonne of $3.26 in Q4 2024 was lower than the prior year comparative period ($3.47) primarily due to the impact of higher tonnes mined on the fixed portion of the mining contractor management fee. On a full year basis, mining costs per tonne of $3.86 were higher than the prior year period ($3.32) primarily due to an increase in drilling and blasting cost as the Company accessed a higher proportion of harder sulphide ore (versus oxide ore) during the twelve months ended August 31, 2024.

During Q4 2024, the Company entered into a finance lease agreement for fifteen pieces of heavy equipment, including six excavators, one dozer, one motor grader, one backhoe, one compactor, and three loaders. Half of this fleet will replace rented equipment currently operating in the plant, while the remaining equipment will be utilized in site development projects, roadway construction, and maintenance. Additionally, this equipment is capable of supporting and supplementing, when necessary, the contract mining fleet at the site. Subsequent to August 31, 2024, the Company also entered into a purchase agreement to procure a fleet of eight haul trucks to expand haulage capability and capacity. The Company intends to use two of the newly procured owner-operated fleet within the plant, while the remainder will be used to haul materials for the site development crew. As is customary with Buckreef Gold, all equipment must have a dual purpose, thus these trucks are also capable of providing transport services to a contractor-owned mining fleet, as necessary. The Company is currently exploring all opportunities to utilize site equipment to its fullest capacity, with a focus on reducing mining costs.

Processing

During Q4 2024 the Company announced completion of the expanded processing plant to 2,000 tpd of nameplate processing capacity. The newly expanded processing plant was fully commissioned in September 2024 following installation of the 4-way cyclone cluster and has been consistently achieving, on average, 1,938 tpd of mill throughput following full plant commissioning, reaching a maximum of 2,016 tpd, a 149% increase over Q3 2024. Following completion of the expanded plant, Q4 2024 production increased to 5,767 ounces from Q3 2024 (4,628 ounces), a 25% increase over the prior quarter, as the increase in processing plant throughput more than offset the impact of lower head grade (Q4 2024: 1.66 g/t, Q3 2024: 2.53 g/t). During Q4 2024 the processing plant achieved the following statistics: (i) average throughput of 1,542 tpd (Q4 2023: 801 tpd); (ii) plant availability of 91% (Q4 2023: 85%); and (iii) an average recovery rate of 77% (Q4 2023: 88%). While the Company benefitted from an increase in average throughput following completion of the expanded 2,000 tpd processing plant, the mill processed a higher proportion of blended material (34% oxide / 66% sulphide) in Q4 2024, compared to 100% oxide material processed in Q4 2023, which impacted average recoveries. The Company is currently developing finer grinding initiatives to achieve higher gold recoveries, consistent with the results announced upon completion of the metallurgical variability study.

Management’s Discussion and Analysis August 31, 2024

For the three months ended August 31, 2024, processing costs per tonne of $13.23 were significantly lower than the prior year comparative period (Q4 2023: $ 25.76 per tonne) predominantly due to greater economies of scale following final commissioning of the expanded 2,000 tpd processing facility. The higher processing plant throughput of 1,542 tpd in Q4 2024 (Q4 2023: 801) provided a higher proportion of overhead cost absorption, thus benefiting processing cost per tonne in Q4 2024.

For the twelve months ended August 31, 2024, processing costs per tonne of $20.07 were lower than the prior year comparative period (2023: $21.81 per tonne) predominantly due to greater economies of scale, from higher overhead cost absorption following completion of the expanded 2,000 tpd processing facility in Q4 2024, combined with lower fuel costs due to an increase in grid power availability. The connection of the new powerline to Buckreef Gold was completed during November 2023 and has provided more stable, consistent power availability and improved power and fuel costs compared to the prior year comparative period.

Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory

As at August 31, 2024, the ROM pad stockpile contained 298,933 tonnes at an average grade of 0.99 g/t with an estimated 9,549 ounces of contained gold. A further stockpile of crushed mill feed of 14,850 tonnes at 1.79 g/t containing an estimated 856 ounces of gold has been accumulated between the crusher and mill. The fair market value of the ounces of gold on the ROM pad stockpile and crushed ore stockpile is approximately $26.1 million using the London PM Fix gold price of $2,513 per ounce as at August 31, 2024. Since year-end August 31, 2023, the Company added to the ROM pad stockpile (807 ounces) and crushed ore stockpile (436 ounces) to support mill feed. These fluctuations in ROM pad inventory are anticipated throughout the course of the year and are designed to ensure steady state processing. During the twelve months ended August 31, 2024, the Company processed stockpiled and mined material through the expanded 2,000 tpd processing plant and consequently reported gold in circuit, reflecting a buildup of metal inventory in the CIL tanks. The Company reported 1,159 ounces of gold in circuit at August 31, 2024, which reflected an increase of 306 ounces from August 31, 2023, following gold elution and smelting activity during the year. A summary of the ROM pad and crushed ore stockpile statistics are contained in the table below:

Table: RoM Stockpile Summary (as at 31 August 2024)
Summary RoM Stockpile	Volume (m3)	Tonnes	Grade (g/t Au)	Metal (oz)
High Grade	154	276	1.83	16
Blended grade	22,311	38,150	1.40	1,716
Medium Grade	47,753	78,565	1.29	3,259
Low Grade	101,833	181,942	0.78	4,558
Total (RoM)	172,051	298,933	0.99	9,549
Crushed Ore (COS)	7,988	14,850	1.79	856
Total	180,039	313,784	1.03	10,405

Management’s Discussion and Analysis August 31, 2024

Figure 2: 1,000+ tpd Processing Plant at Buckreef Gold, showing CIL tanks and conveyor feed to the ball mills (Q1 2024)

Figure 3a: Buckeef Gold new and expanded crushing circuit (Q2 2024)

Management’s Discussion and Analysis August 31, 2024

Figure 3b: Buckeef Gold ore moving through new crushing circuit (Q3 2024)

Figure 3c: Buckeef Gold’s new 1,000 tpd ball mill (Q3 2024)

Management’s Discussion and Analysis August 31, 2024

Figure 4: Buckreef Gold Tailings Storage Facility Expansion at TSF 2.2 (Q2 2024 – first lift completed and TSF is now fully operational)

Figure 5: Buckeef Gold’s Open Pit Mining Operations (Q4 2024)

Management’s Discussion and Analysis August 31, 2024

Figure 6: Google Earth Satellite Image of Buckreef Gold Infrastructure (as of May 13, 2024)

Note: Google Earth image retrieved on 13 May 2024. Image can be retrieved by entering “Buckreef Gold” into the search engine on Google Earth.

Management’s Discussion and Analysis August 31, 2024

Exploration & Mineral Resources

The Company continues to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

•	Announced in F2025 its best drill results ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold’s 2M+ ounce Au Mineral Resource[1] and where current operations are ongoing in the Main Pit. This drill hole result comes following the Company’s previous best drill hole result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone. These drill holes led to the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone” at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef’s Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone. Thus far, drilling has covered 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry. The latter also links to the Anfield Zone to the southeast, discovered in 2022. The Company has planned a geophysical survey campaign, which will focus on the Stamford Bridge trend line, as well as an area covering up to 500 meters to both the North and South sides of the trend line. Following the results of this campaign, a strategic drill campaign will resume on newly defined, high-priority targets.

•	Announced in F2023 near surface drilling results from the Anfield and Eastern Porphyry Zones, with highlights of 14 m @ 3.5 g/t including 3.0 m @ 10.9 g/t from 47 m from the Eastern Porphyry, and 2.94 m grading at 13.74 g/t, from 43.00 m in the Anfield zone (full results provided in Table 3). The zones are located at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the east of Buckreef Main Zone (Figure 7). The intercepts confirm multiple zones of strong mineralization towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host future mineral resources outside of the Buckreef Main Zone.

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 7). To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open along strike to the NE and future infill drilling is warranted. The SW extension has also been tested with wide-spaced drilling and the exploration program has returned encouraging results. The deposit now remains open along strike to the SW.

•	Collectively, between the NE extension and SW drilling the known strike extent of gold mineralization on the deposit structure has been expanded approximately 500 meters, or by nearly 30% since exploration recommenced. The Company will continue to identify areas offering the best opportunity to add gold ounces to the mineral resource inventory and commence an infill drilling program.

Management’s Discussion and Analysis August 31, 2024

Best Drill Hole Results in History of Buckreef Gold – Announcement of Stamford Bridge Zone

Subsequent to August 31, 2024, the Company announced its best drill results ever, on a gtm basis with hole BMDD315 intersecting 37 m @ 6.86 g/t Au (253.82 gtm) from 130 m. This drill hole result is approximately 250 m east of the Buckreef Main Zone, host to Buckreef Gold’s 2M+ ounce Au Mineral Resource1 and where current operations are ongoing in the Main Pit. This drill hole result comes following the previous best drill result, with hole BMDD310 intersecting 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. This drill hole result is approximately 200 m east of the Buckreef Main Zone.

The Company also announced the discovery of a promising new gold mineralization shear zone, named the “Stamford Bridge Zone” at which current drill results are revealing geological characteristics and mineral alterations similar to that at Buckreef’s Main Zone. Holes BMDD315 and BMDD310, mentioned above, are located along the Stamford Bridge Zone.

Stamford Bridge Shear Zone Drill Results to Date:

1.	Hole BMDD315 intersected 37 m @ 6.86 g/t Au from 130 m; including 23 m @ 9.31 g/t Au from 139 m.

2.	Hole BMDD310 intersected 35.5 m @ 5.48 g/t Au from 64 m; including 13m @8.06g/t Au.

3.	Hole BMDD312 intersected 17.2 m @ 3.14 g/t Au from 164.6 m.

4.	Geotechnical hole BMGT001 intersected 11.39 m @ 2.80 g/t Au from 104.0 m, and 22.0 m @ 2.36 g/t Au from 186.6 m. Both results are interpreted to be part of the Stamford Bridge Zone trend.

5.	BMGT001 intersected the Buckreef Main Zone of 32.80 m @ 1.70 g/t Au (ending in mineralization) from 393.0 m.

The Stamford Bridge Zone was discovered through detailed geological mapping of the Main Pit floor that identified a trend of high-grade mineralization on the eastern side of the Main Pit trending 070 East (Figure 7). This is an exceptional discovery at the Buckreef Gold Project, resulting in the most significant mineralization identified within Buckreef Gold’s drill history.

The exploration team then identified that geotechnical hole BMGT001 (one of geotechnical holes drilled as part of the Buckreef Main Zone geotechnical study completed by Terrane Geoscience Inc.) located 160 m east of the Main Pit, drilled across the Stamford Bridge (Figure 7), and was subsequently relogged (Table 1). The logging confirmed the presence of three mineralization zones, including the Stamford Bridge Zone. The zones were sampled, and the assay results are summarized below (Table 1). To date, the new Stamford Bridge Zone has shown evidence of a sheared mineralized zone with similar geological characteristics to that found in the Main Zone, i.e., zones are measured as being near vertical with strong alteration.

Thus far, drilling has covered more than 150 m of this newly identified mineralized structure and geological logging confirms the continuity of the structure. These results are beginning to form what can become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone, where current operations are ongoing, and the parallel, high-priority, gold mineralization zone known as the Eastern Porphyry (see Figure 7). The latter also links to the Anfield Zone to the southeast, discovered in 2022.

The Company has planned an expanded diamond drill program to test for further mineralization along this newly developing trend.  Although these are early-stage results, and only two sections along the newly identified trend have been drilled, key interpretations include:

1.	The Stamford Bridge Zone is potentially a significant shear zone and geologically similar to the Buckreef Main Zone. It bridges the gap between Buckreef Main Zone and the Eastern Porphyry deposit to the Southeast.

2.	Pinching and swelling of the Stamford Bridge Zone has been observed in the first section drilled; 4m wide in the first drillhole and over 17 m wide on the second drillhole down dip; and

Management’s Discussion and Analysis August 31, 2024

3.	The second section has intercepted a significant shear zone, over 35 m wide with distorted shear fabric by alteration overprint. Therefore, a minimal number of follow-up drillholes will be required to understand geometry of this new discovery.

Figure 7: Buckreef Gold Showing Location of Stamford Bridge Zone and Drill Hole Results

Figure 8. Drill sections - Stamford Bridge Zone

Management’s Discussion and Analysis August 31, 2024

Figure 9: Cross-section results for new drill hole BMDD315 - Stamford Bridge Zone

Table 1: Summary of Results – Stamford Bridge

Stamford Bridge Prospect Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMGT001	DD	391,780	9,658,453	1,217.8	270	-50	104.00	115.39	11.39	2.80	Msh	Stamford Bridge Mineralised shear zone with strong alteration
							186.00	208.00	22.00	2.36	Msh
							393.00	425.80	32.80	1.70	Msh	Buckreef Main mineralised shear zone

BMDD309	DD	391,676	9,658,400	1,216.6	334	-60	101.80	104.50	2.70	1.65	Msh	Mineralised shear zone with strong alteration

BMDD310	DD	391,723	9,658,418	1,217.2	334	-60	64.50	100.00	35.50	5.48	Msh	Mineralised shear zone with strong alteration
					Including		76.00	89.00	13.00	8.06

BMDD312	DD	391,685	9,658,382	1,216.4	335	-60	164.60	181.80	17.20	3.14	Msh	Mineralised shear zone with strong alteration

BMDD315	DD	391,770	9,658,435	1,217.6	335	-60	130.00	167.00	37.00	6.86	Msh	Mineralised shear zone with strong alteration
					Including		139.00	162.00	23.00	9.31

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

Management’s Discussion and Analysis August 31, 2024

Buckreef Gold Main Zone Drilling Results and Interpretation

The significant mineralized intercepts of the Buckreef Main Zone are as shown in Figure 10. It is evident that the deposit remains open on trend to the NE and SW. As previously noted, the Company had initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW.

During F2023, the Company received assay results from its exploration program which has provided another extension of known mineralization on the Buckreef Gold Main Zone to the south.

The results are positive and significant for the Company as they continue to demonstrate: (i) continuity of gold mineralization along strike to the southwest of the Main Zone deposit; and (ii) continued gold mineralization under the (historical) South Pit. The deposit, therefore, remains ‘open at depth and on strike,’ and in combination with the 300 meter extension of the NE (announced previously) represents approximately a 30% increase in the Main Zone deposit strike length to over 2.0 kms.

Highlights include:

•	Hole BMDD250 intersected 34.8 m grading @ 1.26 g/t Au from 87.2 m, including 10.0 m grading @ 3.08 g/t from 89.9 m; and

•	Hole BMDD275 intersected 16.5 m grading @ 2.01 g/t Au from 53.7 m, including 7.0 m grading @ 3.28 g/t from 56.0 m.

Notes: Sample Protocol QA/QC – see endnotes. Sampled widths are not true widths.

Extension of Buckreef Main Zone South by a further 200 meters: Expansion of the gold deposit mineralization by 300 meters in the NE and 200 meters in the southwest (increases in the strike length of the Buckreef Main Zone deposit, or known gold mineralization, to over 2.0 kms) on the Buckreef Gold deposit which contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Company has drilled a total of 24 drill holes representing 4,255 meters in the southwest area, with full results provided in Table 2. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary and to the SW (see Figure 11). In the latter the trend is aligned to several historical artisanal scale miner pits.

Management’s Discussion and Analysis August 31, 2024

Table 2: Buckreef Main Zone South Drill Hole Sample Results Summary

Buckreef South Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMDD248	DD	391,071.5	9,657,427.0	1,214.5	306	-58	143.0	148.0	5.0	0.45	Msz	Shear zone with Mild alteration
							192.5	198.0	5.5	0.38	Msz	Shear zone with mild alteration

BMDD249	DD	391,042.0	9,657,447.3	1,215.5	306	-54	120.4	128.0	7.6	0.41	Msz	Shear zone with mild alteration

BMDD250	DD	391,114.5	9,658,259.0	1,227.8	306	-60	30.0	33.0	3.0	0.42	Msz	Shear zone with mild alteration
							87.2	122.0	34.8	1.26	Msz	Mineralised shear zone with mild to strong alteration
							89.0	99.0	10.0	3.08	Msz	Shear zone with strong alteration

BMDD252	DD	391,061.7	9,657,528.7	1,216.3	306	-48	34.0	38.7	4.7	0.32	Msz	Shear zone with mild alteration
							79.5	99.0	19.5	0.74	Msz	Mineralised Shear zone with mild alteration

BMDD253	DD	390,927.6	9,657,500.0	1,218.1	126	-51	82.1	85.5	3.4	0.96	Msz	Mineralised shear zone with mild alteration

BMDD254	DD	391,137.4	9,657,821.0	1,220.2	306	-57	56.0	59.8	3.8	1.3	Msz	Mineralised shear zone with mild alteration

BMDD256	DD	391,122.7	9,657,787.0	1,219.6	306	-57	27.9	30.0	2.1	1.21	Msz	Mineralised shear zone with mild to strong alteration
							43.3	45.0	1.7	0.56
							54.0	57.7	3.7	1.73
							77.0	81.0	4.0	0.5

BMDD258	DD	391,078.9	9,657,620.0	1,217.3	306	-50	23.0	25.0	2.0	1.76	Msz	Mineralised shear zone with mild alteration
							41.0	44.0	3.0	0.47

BMDD259	DD	391,156.0	9,657,714.0	1,217.7	306	-53	82.0	83.5	1.5	0.82
							108.0	110.0	2.0	0.71	Msz	Mineralised shear zone with mild alteration
							131.0	136.0	5.0	0.52

BMDD267	DD	390,966.4	9,657,379.9	1,213.7	305	-62	165.0	167.0	2.0	1.41	Msz	Shear zone with mild alteration

BMDD273	DD	390,969.4	9,657,256.9	1,210.3	306	-57	36.1	37.7	1.6	0.49	Msz	Shear zone with mild alteration

BMDD274	DD	390,918.3	9,657,289.7	1,212.0	306	-57	39.4	41.0	1.7	0.78	Msz	Shear zone with mild alteration

BMDD275	DD	390,940.4	9,657,216.0	1,210.0	306	-57	27.5	29.2	1.8	0.51
							43.0	52.1	9.1	0.58
							53.7	70.2	16.5	2.01	Msz	Mineralised shear zone with mild to strong alteration
							56.0	63.0	7.0	3.27
							80.3	84.6	4.3	0.96

BMDD278	DD	390,967.1	9,657,195.1	1,209.2	306	-57	63.6	71.6	8.1	0.65
							83.0	89.3	6.3	1.00	Msz	Mineralised shear zone with mild alteration
							128.0	131.0	3.0	0.74

BMDD279	DD	390,996.1	9,657,175.3	1,208.9	306	-57	41.0	46.0	5.0	1.13
							48.0	51.0	3.0	0.63
							140.6	142.0	1.4	2.72	Msz	Mineralised shear zone with mild to strong alteration
							148.9	159.4	10.5	0.96

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

Management’s Discussion and Analysis August 31, 2024

Table 3: Buckreef Eastern Porphyry and Anfield Zone Sample Results Summary

Eastern Porphyry Significant Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)

BMDD297	DD	391955	9657841	1223	126	55	12.90	19.00	6.10	1.41	FP	Oxidised Felsic pophyry with preserved shear fabric hosting quartz veins
							61.40	64.00	2.60	2.08	FP	Slightly sheared felsic porphyry with Quartz, Carbonate pyrite alterations.
							70.00	73.82	3.82	3.10	FP
							98.80	113.50	14.70	1.22	FP	Sheared unit of Felsic intrussive interfingering with mafic volanics. Quartz carbonate and pyrite altered.

BMDD298	DD	391997	9657844	1223	124	60	27.00	41.00	14.00	3.48	FP	Oxidised Felsic porphyry with preserved shear fabric hosting quartz veins
				Including			27.00	30.00	3.00	10.96
							47.00	72.23	25.23	1.62	FP	Weakly sheared felsic porphyry with moderate to strong Quatrz, Carbonate pyrite alterations.
							84.00	89.00	5.00	1.07	FP

BMDD299	DD	391901	9657813	1223	126	60	21.61	28.00	6.39	1.04	FP	Moderate to weakly oxidised Felsic pophyry with preserved shear fabric

BMDD300	DD	391989	9657821	1191	126	55	33.65	37.26	3.61	6.80	FP	Moderately oxidised Felsic pophyry with preserved shear fabric and hosting quartz vein

Anfield Prospect Significant Intercept Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
AFDD001	DD	391180.90	9657185.00	1210.275	135	-60	43	45.94	2.94	13.74	MB	Sheared mafic volcanic rock hosting quartz vein

AFDD002	DD	391164.50	9657169.00	1210.136	135	-60	42.71	44.54	1.83	1.17	MB	Sheared mafic volcanic rock
							83.42	88.34	4.92	0.9

AFDD004	DD	391209.40	9657173.00	1209.381	315	-60	32.45	38.54	6.09	1.41	MB	Sheared mafic volcanic rock

AFDD005	DD	391191.90	9657155.00	1209.368	315	-60	17.09	21.35	4.26	1.01	MB	Sheared mafic volcanic rock hosting quartz vein
							42.8	44.8	2.00	2.53		Sheared mafic volcanic rock
							47.09	51.15	4.06	1.27

AFDD007	DD	391108.36	9657186.36	1210.026	126	-55	137.5	138.5	1.00	5.71	MB	Sheared mafic volcanic rock with strong quartz carbonate pyrite alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths.

Management’s Discussion and Analysis August 31, 2024

Figure 10: NE Buckreef Main Zone and location of the Eastern Porphyry - Anfield Zone trend

N
388,000 mE
390,000 mE
392,000 mE
394,000 mE
396,000 mE
9,660,000 mN
9,658,000 mN
9,656,000 mN
9,654,000 mN
North East Extension
BR West
Main Zone
Eastern Porphyry
Southwest Extension
Anfield
Bingwa
Tembo
LEGEND
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary
BUCKREEF GOLD COMPANY LIMITED
ANFIELD ZONE WITH ALL SIGNIFICANT INTERCEPT MAP
Newly discovered gold trends

Management’s Discussion and Analysis August 31, 2024

Figure 11: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Southwest Extension

390,900 mE
391,200 mE
BUCKREEF GOLD COMPANY
Date: 12/10/2022
Author: IJB
Office: MNEKEZI
Drawing: JM
Scale: 1:3000
BUCKREEF SOUTH
SIGNIFICANT INTERCEPT
MAP
Projection: UTM Zone 36, Southern Hemisphere (Arc 1960)
0 25 50 100
metres
N
9,657,900 mN
9,657,600 mN
9,657,300 mN
BMDD254
3.80m @ 1.3g/t Au from 56.0m
BMDD256
2.12m @ 1.21g/t Au from 27.88m,
1.67m @ 0.56g/t Au from 43.33m,
3.73m @ 1.73g/t Au from 54.00m,
4.00m @ 0.50g/t Au from 77.00m.
BMDD259
1.50m @ 0.82g/t Au from 82.00m,
2.00m @ 0.71g/t Au from 108.00m,
5.00m @ 0.52g/t Au from 131.00m.
BMDD258
2m @ 1.76g/t Au from 23.00m,
3m @ 0.47g/t Au from 41.00m.
BMDD252
4.70m @ 0.32g/t Au from 34.00m,
19.51m @ 0.74g/t Au from 79.49m.
BMDD248
5.00m @ 0.45g/t Au from 143.00m,
5.48m @ 0.38g/t Au from 192.52m.
BMDD250
3.00m @ 0.42g/t Au from 30.00m,
34.80m @ 1.26g/t Au from 87.20m
Incl. 10m @ 3.08g/t Au from 89.00m
BMDD249
7.60m @ 0.41g/t Au from 120.40m
BMDD267
2m @ 1.41g/t Au from 165m
BMDD275
1.76m @ 0.51g/t Au from 27.48m,
9.08m @ 0.58g/t Au from 43m,
16.47m @ 2.01g/t Au from 53.70
Incl. 7m @ 3.27g/t Au from 56m,
4.32m @ 0.96g/t Au from 80.27m.
BMDD253
3.41m @ 0.96g/t Au from 82.06m
BMDD274
1.65m @ 0.78g/t Au from 39.35m
BMDD273
1.62m @ 0.49g/t Au from 36.08m
BMDD279
5m @ 1.13g/t Au from 41m,
3m @ 0.63g/t Au from 48m,
1.44m @ 2.72g/t Au from 140.56m,
10.49m @ 0.96g/t Au from 148.88m.
BMDD278
8.08m @ 0.65g/t Au from 63.56m,
6.30m @ 1.00g/t Au from 83.00m
3m @ 0.74g/t Au from 128.00m
LEGEND
Significant Intercept g/t Au
5 to 7.61
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline

Management’s Discussion and Analysis August 31, 2024

Larger Project – Metallurgical Results, Ongoing Test Work and Results of Metallurgical Variability Study

The Company continues to work on its mid-to-long-term larger project and has received assay results from its 19-hole metallurgical variability sampling program on the Buckreef Main Zone. The samples were dispatched to SGS South Africa for the metallurgical test work.

The results are positive and significant for the Company because they continue to demonstrate: (i) continuity of mineralization down dip and along strike of the deposit; and (ii) excellent width and grade of mineralization.

Highlights include:

•	Hole BMMT015 intersected 28.0 m grading @ 10.68 g/t Au from 0 m;

•	Hole BMMT020 intersected 123.0 m grading @ 2.69 g/t Au from 3 m;

•	Hole BMMT009 intersected 121.0 m grading @ 2.96 g/t Au from 3 m;

•	Hole BMMT022 intersected 106.0 m grading @ 4.19 g/t Au from 85 m, 77 m grading @ 3.09 g/t from 241 m; and

•	Hole BMMT021 intersected 90.0 m grading @ 1.56 g/t Au from 139 m.

Detailed results are shown in Table 4 and locations are shown in Figure 12.

Figure 12: Map Showing Location of Metallurgical Drill Holes and Their Result Highlights

390,500 mE
391,000 mE
391,500 mE
392,000 mE
9,659,000
9,658,500 mN
9,658,000 mN
LEGEND
Significant Intercept g/t Au
5 to 52.4
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Mineralized Zone Outline
Section Lines
BUCKREEF GOLD COMPANY
METALLURGY
SIGNIFICANT INTERCEPT
MAP

Management’s Discussion and Analysis August 31, 2024

Table 4: Metallurgy Drill Hole Sample Results Summary

Metallurgy Samples Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT004	DD	391,096.8	9,657,894.8	1,217.7	127	-72	4.0	22.0	17.0	2.17	Msz	Oxidised and Mineralised shear zone

BMMT005	DD	391,134.7	9,657,947.9	1,217.6	119	-88	0.0	21.0	21.0	0.52	Msz	Oxidised and Mineralised Shear zone

BMMT006	DD	391,184.0	9,658,008.0	1,217.7	303	-77	4.0	15.6	11.6	0.68	Msz	Oxidised and Mineralised Shear zone

BMMT007	DD	391,223.8	9,658,080.1	1,214.7	304	-81	0.0	8.0	8.0	0.39	Msz	Oxidised and Mineralised Shear zone

BMMT008	DD	391,292.3	9,658,148.7	1,220.1	306	-77	2.0	94.0	89.0	1.72	Msz	Mineralised shear zone with Quartz Veining

BMMT009	DD	391,337.4	9,658,225.5	1,222.1	303	-82	3.0	124.0	121.0	2.96	Msz	Oxidised and Mineralised shear zone
							127.0	148.0	21.0	0.79	Msz	Shear zone with mild alteration
							152.0	157.0	5.0	0.2	Msz	Shear zone with mild alteration

BMMT010	DD	391,194.4	9,658,008.3	1,217.5	329	-87	69.0	86.0	17.0	3.82	Msz	Mineralised shear zone with strong alteration
							87.0	97.0	10.0	0.82	Msz	Shear zone with mild alteration
							100.0	129.0	29.0	3.28	Msz	Mineralised shear zone with strong alteration
							144.0	170.0	26.0	3.59	Msz	Mineralised shear zone with strong alteration

BMMT011	DD	391,112.2	9,657,940.2	1,217.5	136	-67	20.0	84.0	64.0	1.17	Msz	Mineralised shear zone with strong alteration
							85.0	114.0	29.0	0.37	Msz	Shear zone with mild alteration
							127.0	137.0	10.0	2.08	Msz	Mineralised shear zone with strong alteration

BMMT012	DD	391,253.7	9,658,097.7	1,215.1	242	-75	4.0	28.0	24.0	2.28	Msz	Mineralised shear zone with Quartz Veining

BMMT014	DD	391,055.0	9,657,666.9	1,218.3	90	-78	27.0	42.0	15.0	0.59	Msz	Mineralised shear zone with mild alteration

BMMT015	DD	391,231.1	9,658,072.9	1,215.3	310	-80	0.0	28.0	28.0	10.68	Msz	Mineralised shear zone with Quartz Veining

BMMT016	DD	391,353.7	9,658,331.9	1,223.4	306	-81	7.0	41.0	34.0	2.03	Msz	Mineralised shear zone with strong alteration
							49.0	76.0	27.0	1.45		Mineralised shear zone with strong alteration
							96.0	101.0	5.0	0.37	Msz	Shear zone with mild alteration

BMMT017	DD	391,469.3	9,658,387.0	1,219.9	142	-80	4.0	26.0	22.0	3.30	Msz	Oxidised and Mineralised shear zone

BMMT018	DD	391,521.8	9,658,681.8	1,218.6	126	-82	4.0	33.0	29.0	2.97	Msz	Mineralised shear zone with Quartz Veining
							43.0	53.0	10.0	0.34	Msz	Mineralised shear zone with mild alteration
							57.0	141.8	84.8	0.64	Msz	Mineralised shear zone with mild alteration
							143.0	169.0	26.0	0.63	Msz	Mineralised shear zone with mild alteration

BMMT019	DD	391,464.1	9,658,771.4	1,220.0	130	-67	50.0	78.0	28.0	2.33	Msz	Mineralised shear zone with strong alteration
							86.0	91.0	5.0	0.43	Msz	Mineralised shear zone with mild alteration
							100.0	111.0	11.0	0.55	Msz	Mineralised shear zone with mild alteration
							135.0	142.0	7.0	0.77	Msz	Mineralised shear zone with mild alteration
							161.0	167.0	6.0	0.55	Msz	Mineralised shear zone with mild alteration
							200.0	212.0	12.0	0.75	Msz	Mineralised shear zone with mild alteration
							214.0	218.0	4.0	0.32	Msz	Mineralised shear zone with mild alteration
							222.0	229.8	7.8	0.55	Msz	Mineralised shear zone with mild alteration

BMMT020	DD	391,519.4	9,658,607.6	1,219.9	126	-80	3.0	126.0	123.0	2.69	Msz	Mineralised shear zone with strong alteration
							128.0	130.0	2.0	1.55	Msz	Mineralised shear zone with strong alteration
							152.0	154.0	2.0	2.00	Msz	Mineralised shear zone with strong alteration
							202.0	208.0	6.0	2.82	Msz	Mineralised shear zone with strong alteration

BMMT021	DD	391,493.7	9,658,549.5	1,220.9	134	-85	2.0	80.0	78.0	0.58	Msz	Mineralised shear zone with quartz veining
							88.0	91.0	3.0	0.33	Msz	Mineralised shear zone with quartz veining
							118.0	126.0	8.0	0.54	Msz	Mineralised shear zone with mild alteration
							139.0	229.0	90.0	1.56	Msz	Mineralised shear zone with strong alteration
							238.0	245.0	7.0	0.95	Msz	Mineralised shear zone with mild alteration

BMMT022	DD	391,467.7	9,658,451.6	1,221.0	127	-82	42.0	54.0	12.0	0.3	Msz	Mineralised shear zone with mild alteration
							58.0	72.0	14.0	0.76	Msz	Mineralised shear zone with mild alteration
							85.0	191.0	106.0	4.19	Msz	Mineralised shear zone with strong alteration
							194.0	211.0	17.0	1.16	Msz
							213.0	240.0	27.0	1.78	Msz	Mineralised shear zone with strong alteration
							241.0	318.0	77.0	3.09	Msz	Mineralised shear zone with strong alteration
							321.0	338.0	17.0	2.95	Msz	Mineralised shear zone with strong alteration

Notes: Sample Protocol QA/QC – see endnote 2. Sampled widths are not true widths. Of 19 holes drilled, 18 are reported, with the remaining hole unreported due to an incomplete intersection of the Main Zone.

Management’s Discussion and Analysis August 31, 2024

Subsequent to August 31, 2024, the Company announced completion of the ongoing metallurgical variability study3 at the Buckreef Gold Project, with results confirming excellent gold recovery rates for the processing of sulphide ore. Metallurgical test work on the sulphide ore portion of the project, which encompasses approximately 90% of the Buckreef Main Zone’s 2M+ ounce Au Measured and Indicated Mineral Resources1, has been an important area of focus for the Company, as it continues to grow the project in a low-risk, low-cost, value accretive manner. As a key value driver for the Company, metallurgical testing began at the Buckreef Main Zone in June of 2021, whereby a straightforward flowsheet comprising of crush, grind, flotation, regrind and CIL was developed by SGS Canada. In a laboratory, bulk sample testing returned gold recoveries between 85.3% to 95.4%. In June 2023, a 6,500-tonne bulk sample of sulphide ore was tested on site at Buckreef Gold’s existing milling facility. This successful test reported gold recoveries from sulphide ore of 88.7%. The recent and much larger metallurgical variability study reported on in October 2024, reiterates results from past test work and is now of greater importance as Buckreef Gold is processing a higher proportion of sulphide ore (80% sulphides to 20% oxides) at its newly expanded milling facility. As part of this recent phase of test work, drill core from a total of 18 metallurgical holes (2,367 meters) along the entire strike of the Buckreef Main deposit, were blended into samples that were then processed and tested against variable benchmarks within a processing flowsheet. Highlights from the results demonstrate:

•	A finer grind size leads to a higher gold recovery: Batch samples were each milled at a specific grind size, incrementally finer in nature, resulting in incrementally improved gold recovery grades. The gold recovery rate increased from 81.2% to 92.5% as the grind became finer from 80% - 53 μm to 80% - 5 μm.

•	Results in line with current operational performance: For the 15 composites tested in the most recent study, recovery rates ranged from 79.9% to 87.0% in a gravity + floatation + leaching test at a grind size of 80% - 75 μm, which is consistent with what is being experienced in current operations. Buckreef Gold is also experiencing a relatively consistent tailings grade, regardless of head grade, at a grind size of 80% - 75 μm, further supporting the fact that increased grinding will lead to higher recovery rates.

•	Increasing gold recovery in current operations: Test results showed that the gold is finely disseminated in the pyrite and improved recoveries can be achieved by grinding finer below 25µm. An upgrade of the existing Buckreef Process Plant flowsheet to include rougher flotation and subsequent regrinding of the flotation concentrate, by using the regrind ball mill, is expected to achieve the targeted grind size (gold liberation) with minimum energy consumption. The Company is currently developing finer grinding initiatives to achieve higher gold recoveries.

•	Low cost, self-funded expansion opportunities can continue: The positive grade recovery results and increased understanding of the metallurgy of the Buckreef Gold Project, confirm the direction of TRX Gold’s current business strategy, by providing the Company with the optionality for near term mine planning of the sulphide ore. The results also speak to the robust project economics of the Buckreef Gold Project and the potential for future plant expansions and optimizations.

•	Positive outlook for additional Mineral Resources: This also bodes well for future Mineral Resource development, as the Company continues to focus on development of other high-priority gold zones, such as Stamford Bridge, Anfield and Eastern Porphyry, where brownfield exploration programs returned very similar geologic and mineralization characteristics as the Main Zone, to which similar milling processes could apply.

Management’s Discussion and Analysis August 31, 2024

Geotechnical Analysis Field Work

SGSC – Terrane Geoscience completed the geotechnical analysis work for the deeper pit design. Field work included a drilling program that constituted 5 holes for 1,571 meters. Associated detailed field work involving packer tests, downhole televiewer, co-axial rock strength testing and standard geotechnical logging of the footwall and hanging wall lithologies has been completed and analysis of results continues. Selected samples have been sent to a geomechanical laboratory in Canada for further analysis. The results of this work will be instrumental in determining pit slope angles for the ultimate pit. This work is now complete, and results are being incorporated into long term mine plans for optimal and safe open pit ore extraction.

Financial Highlights – Fourth Quarter and Year Ended 2024

For the three months ended August 31, 2024, Buckreef Gold poured 5,767 ounces of gold and sold 5,715 ounces of gold at an average realized price (net)1 of $2,412 per ounce. The Company recognized revenue of $13.6 million for the three months ended August 31, 2024.

Cost of sales, which includes production costs, royalties and depreciation, was $7.0 million generating a gross profit of $6.6 million or 48% during Q4 2024. After general and administrative expenses, revaluation of derivative financial instruments, foreign exchange, interest and other expenses, and income taxes, the Company recorded net income of $3.3 million for Q4 2024.

Q4 2024 ounces sold (5,715 ounces) generated positive operating cash flow of $6.0 million. Positive operating cash flow is being used to fund value creating activities, including plant expansions, exploration, and advancing the larger project.

As at August 31, 2024, the Company had a cash balance of $8.3 million and working capital of $0.4 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash).

For the twelve months ended August 31, 2024, Buckreef Gold produced and sold 19,389 and 19,075 ounces of gold, respectively. The Company recognized revenue of $41.2 million and cost of sales was $23.2 million generating a gross profit of $17.9 million or 44%. The Company recorded net income of $3.5 million and generated positive operating cash flow of $15.3 million which enabled further investment in the development and growth of Buckreef Gold.

Capital Expenditures

During the three months ended August 31, 2024, the Company incurred a total of $5.2 million in cash capital expenditures (including value added tax). Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter, including expenditures related to finalizing the plant expansion to 2,000 tpd ($0.8 million), equipment leases for seven pieces of mobile equipment to supplement the contractor-owned fleet with an owner’s operated fleet for Buckreef’s mining operations ($1.6 million), study costs related to the larger project ($0.1 million), construction of a significantly expanded TSF ($0.1 million), and capitalized pre-stripping mine development activity with FEMA which is expected to benefit production into F2025.

For the twelve months ended August 31, 2024, the Company incurred a total of $14.0 million in cash capital expenditures, mainly related to the plant expansion to 2,000 tpd, construction of an expanded TSF, equipment leases for seven pieces of mobile equipment to support Buckreef’s mining operations, dewatering pumps to maintain a dry pit during the wet season, study costs related to the larger project, relocation of the powerline to accommodate expanded mining of the pit, and capitalized pre-stripping mine development with FEMA.

Management’s Discussion and Analysis August 31, 2024

Selected Financial Information

The following information has been extracted from the Company’s consolidated financial statements for the three and twelve months ended August 31, 2024, prepared in accordance with IFRS.

$(000's)	As at and for the three months ended August 31, 2024	As at and for the twelve months ended August 31, 2024	As at and for the three months ended August 31, 2023	As at and for the twelve months ended August 31, 2023
Net income (loss) and comprehensive income (loss) attributable to shareholders	2,055	(470)	1,401	2,250
Basic income (loss) per share	0.01	(0.00)	0.01	0.01
Total assets	98,860	98,860	84,200	84,200
Total long term financial liabilities	11,538	11,538	5,334	5,334

Financial Results

Three months ended August 31, 2024

Three months ended August 31,
	2024	2023
Revenue	$13,622	$9,187
Cost of sales	(7,035)	(5,105)
Gross profit	6,587	4,082
General and administrative expense	(1,528)	(2,122)
Change in fair value of derivative financial instruments	1,948	1,635
Foreign exchange	99	1
Interest, net and other expense	(782)	(339)
Income tax expense	(3,040)	(948)
Net income and comprehensive income	$3,284	$2,309
Net income and comprehensive income attributable to non-controlling interests	1,229	908
Net income and comprehensive income attributable to shareholders	2,055	1,401

Revenue

For the three months ended August 31, 2024, the Company recognized revenue of $13.6 million (Q4 2023: $9.2 million). The increase in revenue compared to the prior year comparative period is primarily related to an increase in gold ounces sold and a higher average realized price. During the period, the Company sold 5,715 ounces of gold (Q4 2023: 4,796 ounces) at an average realized price (net)1 of $2,412 per ounce (Q4 2023: $1,936 per ounce).

Cost of sales

Cost of sales for the three months ended August 31, 2024, was $7.0 million (Q4 2023: $5.1 million) and is comprised of production costs, (including mining, processing and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the reserves to which they relate.

Management’s Discussion and Analysis August 31, 2024

For the three months ended August 31, 2024, the Company recorded production costs of $5.3 million (Q4 2023: $4.0 million) and royalties of $1.0 million (Q4 2023: $0.7 million) based on a 7.3% statutory royalty rate in Tanzania.

Cash cost1 which includes production costs and royalties were $1,100 per ounce (Q4 2023: $982 per ounce). The increase in cost of sales and cash cost1 compared to the prior year comparative period is primarily related to higher mining costs, processing costs and royalties in Q4 2024. Mining costs were higher as the Company mined additional waste tonnes to expand stripping activities in Q4 2024 to focus on accelerating the pit expansion to the north end of the main zone in the second layback to expose ore for H1 2025. Processing costs increased as a result of higher tonnes processed following commissioning of the 2,000 tpd processing plant, which led to an increase in consumables, reagents, fuel and power consumption. This combined with lower processed head grade compared to the prior year period led to an increase in cash cost per ounce. Royalties were higher due to the impact of the 7.3% statutory royalty rate on higher quarterly revenue as a result of higher ounces produced (Q4 2024: 5,767 ounces, Q4 2023: 4,965 ounces) and a higher average realized price (net)1 of $2,412 per ounce (Q4 2023: $1,936 per ounce). While cost of sales increased relative to the prior year comparative period, gross profit increased to $6.6 million (Q4 2023: $4.1 million) or 48% (Q4 2023: 44%), as the Company benefitted from higher gold production and a higher average realized gold price.

On November 1, 2022, the Company declared commercial production for the processing plant at Buckreef after successful construction, commissioning and ramp-up of processing to a steady state throughput at nameplate capacity. Upon declaration of commercial production, capitalization of mine development costs ceases, and depreciation of capitalized mine development costs commences. For the three months ended August 31, 2024, the Company recorded depreciation of $0.7 million (Q4 2023: $0.4 million).

General and administrative expenses

During the three months ended August 31, 2024, the Company recorded general and administrative expenses of $1.5 million compared to $2.1 million for the prior year period. The variance compared to the prior year period was mainly due to a decrease in share based expense as a result of timing of vesting of equity based compensation for certain key management personnel in connection with their employment contracts.

Change in fair value of derivative financial instruments

During the three months ended August 31, 2024, the Company recorded a gain on change in fair value of derivative financial instruments of $1.9 million compared to a gain of $1.6 million in the prior year period. The gain on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities and was principally due to a reduction in the remaining term of the warrants (due to the passage of time), combined with a decrease in the expected volatility assumption under the Black Scholes option pricing model.

Interest and other expense

During the three months ended August 31, 2024, the Company recorded interest and other expense of $0.8 million compared to $0.3 million in the prior year period. This is primarily related to time-barred VAT that was expensed during the quarter following unsuccessful efforts to resolve historical documentation issues with the Tanzanian Revenue Authority.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended August 31, 2024, the Company recorded income tax expense of $3.0 million (Q4 2023: $0.9 million), comprised of a current income tax expense of $0.8 million (Q4 2023: $0.2 million) and deferred income tax expense of $2.2 million (Q4 2023: $0.7 million) based on current Tanzanian statutory tax rates.

Management’s Discussion and Analysis August 31, 2024

Net income and comprehensive income

The Company reported net income for the three month period ended August 31, 2024, of $3.3 million ($2.1 million net income attributable to shareholders, basic and diluted earnings per share of $0.01) compared to net income of $2.3 million in the prior year period ($1.4 million net income attributable to shareholders, basic and diluted earnings per share of $0.01). The increase in net income compared to the prior year comparative period is primarily due to an increase in gross profit of $6.6 million (Q4 2023: $4.1 million) resulting from an increase in ounces of gold sold (Q4 2024: 5,715, Q4 2023: 4,796) and an increase in average realized price (Q4 2024: $2,412, Q4 2023: $1,936 per ounce). This, combined with lower general and administrative expenses and an increased gain on change in fair value of derivative financial instruments, was partially offset by an increase in in interest and other expenses and higher income tax expense following an increase in net income realized during Q4 2024.

Twelve months ended August 31, 2024

Twelve months ended August 31,
	2024	2023
Revenue	$41,158	$38,320
Cost of sales	(23,229)	(20,126)
Gross profit	17,929	18,194
General and administrative expense	(6,889)	(7,628)
Change in fair value of derivative financial instruments	1,023	3,305
Foreign exchange	284	212
Interest, net and other expense	(2,011)	(1,707)
Income tax expense	(6,826)	(5,331)
Net income and comprehensive income	$3,510	$7,045
Net income and comprehensive income attributable to non-controlling interests	3,980	4,795
Net (loss) income and comprehensive (loss) income attributable to shareholders	(470)	2,250

Revenue

For the twelve months ended August 31, 2024, the Company recognized revenue of $41.2 million (2023: $38.3 million). The increase in revenue compared to the prior year comparative period is primarily related to an increase in average realized price, partially offset by lower gold production and lower ounces of gold sold. During the period, the Company sold 19,075 ounces of gold (2023: 20,864 ounces) at an average realized price (net)1 of $2,179 per ounce (2023: $1,845 per ounce).

Cost of sales

Cost of sales for the twelve months ended August 31, 2024, was $23.2 million (2023: $20.1 million) and is comprised of production costs, (including mining, processing and site general and administrative costs), royalties and depreciation.

For the twelve months ended August 31, 2024, the Company recorded production costs of $17.9 million (2023: $16.1 million) and royalties of $3.1 million (2023: $2.8 million) based on a 7.3% statutory royalty rate in Tanzania.

Cash cost1 (which includes production costs and royalties) of $1,103 per ounce were higher than the prior year period (2023: $904 per ounce). The increase in cost of sales and cash cost compared to the prior year comparative period is primarily due to higher mining costs, processing costs and royalties incurred during the twelve months ended August 31, 2024. Mining costs in the twelve months ended August 31, 2024, were $3.86 per tonne, which was higher than the prior year comparative period ($3.32) primarily due to an increase in drilling and blasting cost, as mining activity accessed a higher proportion of sulphide ore compared to the prior year period which was mainly oxide ore and transitional material. Processing costs increased as a result of higher tonnes processed following commissioning of the 2,000 tpd processing plant in Q4 2024, which led to an increase in consumables, reagents, fuel and power consumption. This combined with lower processed head grade compared to the prior year period led to an increase in cash cost per ounce. Royalties were higher due to the impact of the 7.3% statutory royalty rate on higher full year revenue as a result of increase in average realized price (2024: $2,179 per ounce, 2023: $1,845 per ounce), partially offset by lower gold production and lower ounces of gold sold (2024: 19,075 ounces of gold sold, 2023: 20,864 ounces).

Management’s Discussion and Analysis August 31, 2024

For the twelve months ended August 31, 2024, the Company recorded depreciation of $2.2 million (2023: $1.3 million). The increase in depreciation is mainly due to the twelve months ended August 31, 2024, reflecting a full twelve months of depreciation whereas the prior year comparative period only reflected ten months of depreciation, following commercial production declaration on November 1, 2022.

General and administrative expense

During the twelve months ended August 31, 2024, the Company recorded general and administrative expense of $6.9 million compared to $7.6 million for the prior year period. The variance compared to the prior year period was mainly due to a decrease in share based expense as a result of timing of vesting of equity based compensation for certain key management personnel in connection with their employment contracts.

Change in fair value of derivative financial instruments

During the twelve months ended August 31, 2024, the Company recorded a gain on change in fair value of derivative financial instruments of $1.0 million compared to a gain of $3.3 million in the prior year period. The gain on revaluation of derivative financial instruments is mainly related to revaluation of derivative warrant liabilities and was principally due to a reduction in the remaining term of the warrants (due to the passage of time), combined with a decrease in the expected volatility assumption under the Black Scholes option pricing model.

Interest and other expense

During the twelve months ended August 31, 2024, the Company recorded interest and other expense of $2.0 million compared to $1.7 million in the prior year period. The increase is primarily related to time-barred VAT that was expensed during the year following unsuccessful efforts to resolve historical documentation issues with the Tanzanian Revenue Authority.

Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the twelve months ended August 31, 2024, the Company recognized income tax expense of $6.8 million (2023: $5.3 million), comprised of a current income tax expense of $1.6 million (2023: $1.0 million) and deferred income tax expense of $5.2 million (2023: $4.3 million) based on current Tanzanian statutory tax rates.

Net income and comprehensive income

The Company reported net income for the twelve month period ended August 31, 2024, of $3.5 million ($0.5 million net loss attributable to shareholders, basic and diluted loss per share of $0.00) compared to net income of $7.0 million in the prior year period ($2.3 million net income attributable to shareholders, basic and diluted earnings per share of $0.01). The decrease in net income compared to the prior year comparative period is primarily due to a lower gain on change in fair value of derivative financial instruments of $1.0 million (2023: $3.3 million gain), and an increase in income tax expense resulting from fewer eligible deductible expenses in Tanzania during the year.

Management’s Discussion and Analysis August 31, 2024

Summary of Quarterly Results

($(000's), except per share amounts)
US$ unless otherwise stated	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2023 Q4	2023 Q3	2023 Q2	2023 Q1

Net income (loss) and comprehensive income (loss)	3,284	(1,656)	1,921	(39)	2,309	(374)	(50)	5,160
Net income (loss) and comprehensive income (loss) attributable to:
Non-controlling interests	1,229	983	841	927	908	890	1,349	1,648
Common shareholders	2,055	(2,639)	1,080	(966)	1,401	(1,264)	(1,399)	3,512
Net income (loss) and comprehensive income (loss)	3,284	(1,656)	1,921	(39)	2,309	(374)	(50)	5,160

During the three months ended August 31, 2024, the Company reported net income of $3.3 million ($2.1 million net income attributable to shareholders), compared to a net loss of $1.7 million ($2.6 million net loss attributable to shareholders) in the prior quarter (Q3 2024). The increase in net income compared to the prior quarter is primarily due to an increase in gross profit following higher ounces of gold sold (Q4 2024: 5,715, Q3 2024: 4,515) and an increase in average realized price (Q4 2024: $2,412, Q3 2024: $2,270), combined with a gain on change in fair value of derivative financial instruments of $1.9 million (Q3 2024: $2.7 million loss) due to a decrease in the Company’s share price from Q3 2024 to Q4 2024 (Q4 2024: $0.39, Q3 2024: $0.48).

Liquidity and Capital Resources

At August 31, 2024, the Company had $8.3 million of cash (August 31, 2023 - $7.6 million) and working capital of $0.4 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company and for the current portion of deferred revenue related to the OCIM prepaid gold purchase agreement (non-cash) (August 31, 2023 - $4.5 million).

The increase in cash of $0.7 million over August 31, 2023, was primarily due to an increase in operating cash flow (twelve months ended August 31, 2024: $15.3 million), partially offset by capital investment in infrastructure and development for Buckreef Gold (twelve months ended August 31, 2024: $14.0 million). During the twelve months ended August 31, 2024, the Company poured 19,389 ounces of gold, sold 19,075 ounces of gold which contributed to positive operating cash flow of $15.3 million. The increase in operating cash flow was partially offset by an increase in capital expenditures. For the twelve months ended August 31, 2024, the Company incurred a total of $14.0 million in cash capital expenditures, mainly related to the plant expansion to 2,000 tpd, construction of an expanded TSF, dewatering pumps to maintain a dry pit during the wet season, study costs related to the larger project, relocation of the powerline to accommodate expanded mining of the pit, and capitalized pre-stripping mine development with FEMA to access a greater extent of ore, including higher grade blocks, which is expected to benefit production in F2025.

To help supplement the Company’s liquidity and to fund productivity enhancing purchases, during Q4 2022 the Company entered into a $5.0 million prepaid Gold Doré Purchase Agreement with OCIM. The Agreement requires funds to be made available to the Company in two tranches. During the three months ended November 30, 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. During November 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On September 26, 2023, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 23.5 ounces of gold per month, commencing December 2023, for a total of 305.4 ounces of gold over 13 months. On November 29, 2023, the Company drew an additional $1.0 million from the second tranche of the Agreement in exchange for delivering 44.1 ounces of gold per month, commencing February 2024, for a total of 573.2 ounces of gold over 13 months. On May 6, 2024, the Company amended the terms of the Agreement to allow for additional prepayments and drew $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months. Subsequent to August 31, 2024, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 17.0 ounces of gold per month, commencing November 2024, for a total of 204.1 ounces of gold over 12 months.

Management’s Discussion and Analysis August 31, 2024

In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively. During the year ended August 31, 2024, gold zero-cost collar contracts for a total of 1,200 gold ounces (2023: 9,000 gold ounces) expired unexercised and 1,800 gold ounces (2023: nil) were exercised. As at August 31, 2024, and 2023, no gold zero-cost collar contracts were outstanding. For the year ended August 31, 2024, realized losses on exercised contracts amounted to $0.2 million (2023: $nil).

To provide the Company with access to additional liquidity, during Q3 2023, the Company announced that it entered into an At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent, pursuant to which the Company, at its discretion, may offer and sell, from time to time, common shares having an aggregate offering price of up to $10 million. If the Company chooses to sell shares under the ATM Offering, the Company intends to use the net proceeds of this offering for working capital and for other general corporate purposes. To date, no shares have been sold under the ATM agreement.

In addition, to provide the Company with access to supplementary liquidity, during Q2 2022, TRX Gold entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”). This agreement provides TRX Gold with the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TRX Gold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset. During Q3 2023, the Company made one sale totaling 200,000 of its common shares to Lincoln Park for total proceeds of $110,000.

As of August 31, 2024, the Company has accumulated losses of $121.9 million since inception (August 31, 2023: $121.4 million).

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2024, these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 19 of the Consolidated Financial Statements for the year ended August 31, 2024.

Management’s Discussion and Analysis August 31, 2024

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2022, and the Information Circular dated January 21, 2022, filed on SEDAR+ on January 27, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan previously filed as an exhibit with the SEC and on SEDAR+. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Material accounting policies as well as any changes in accounting policies are discussed in Note 3 “Material Accounting Policies” of the Company’s Consolidated Financial Statements for the year ended August 31, 2024.

Management’s Discussion and Analysis August 31, 2024

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2024	August 31, 2023	August 31, 2024	August 31, 2023
Revenue per financial statements	$13,622	$9,187	$41,158	$38,320
Revenue recognized from OCIM prepaid gold purchase agreement	(958)	(742)	(3,048)	(2,227)
Revenue from gold spot sales	12,664	8,445	38,110	36,093
Ounces of gold sold	5,715	4,796	19,075	20,864
Ounces of gold sold from OCIM prepaid gold purchase agreement	(465)	(434)	(1,587)	(1,301)
Ounces from gold spot sales	5,250	4,362	17,489	19,563
Average realized price (gross)	$2,384	$1,916	$2,158	$1,837
Average realized price net OCIM prepaid gold purchase agreement	$2,412	$1,936	$2,179	$1,845

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. Upon declaration of commercial production of the 1,000+ tpd processing plant in Q1 2023, capitalization of mine development costs ceased, and depreciation of capitalized mine development costs commenced. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, beginning in Q1 2023, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation. The following table provides a reconciliation of total cash cost per ounce of gold sold to cost of goods sold per the financial statements for the three and twelve months ended August 31, 2024.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2024	August 31, 2023	August 31, 2024	August 31, 2023
Cost of sales per financial statements	$7,035	$5,105	$23,229	$20,126
Less: Depreciation	$(749)	$(396)	$(2,195)	$(1,259)
Total cash cost	$6,286	$4,709	$21,034	$18,867
Ounces of gold sold	5,715	4,796	19,075	20,864
Cash cost per ounce of gold sold	$1,100	$982	$1,103	$904

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income (loss) before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Management’s Discussion and Analysis August 31, 2024

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

•	Change in fair value of derivative financial instruments;
•	Accretion related to the provision for reclamation;
•	Share-based compensation expense; and
•	Tax adjustments related to a prior period tax assessment (2012-2020).

The following table provides a reconciliation of net income and comprehensive income to Adjusted EBITDA per the financial statements for the three and twelve months ended August 31, 2024.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2024	August 31, 2023	August 31, 2024	August 31, 2023
Net income and comprehensive income per financial statements	3,284	2,309	3,510	7,045
Add:
Depreciation	749	396	2,195	1,259
Interest and other non-recurring expenses	782	240	2,011	859
Income tax expense	3,040	948	6,826	5,331
Change in fair value of derivative financial instruments	(1,948)	(1,635)	(1,023)	(3,305)
Share-based payment expense	250	562	1,743	2,501
Adjusted EBITDA	6,157	2,820	15,262	13,690

The Company has included “average realized price per ounce of gold sold”, “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Disclosure of Outstanding Share Data

As at August 31, 2024, there were 280,190,736 common shares outstanding, 36,190,769 share purchase warrants outstanding, 1,498,385 RSUs outstanding, nil PSUs/DSUs outstanding, and 15,436,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 40-F Annual Report for the year ended August 31, 2024, filed with the SEC on November 29, 2024, and on SEDAR+ as the Company’s Annual Information Form on November 29, 2024.

Management’s Discussion and Analysis August 31, 2024

Internal Control Over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2023. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, management concluded that ICFR were not effective for the year ended August 31, 2024, due to a material weakness relating to its information technology general controls (“ITGC”). The Company relies on a third-party service provider that manages its enterprise resource planning (“ERP”) software. As at August 31, 2024, the vendor did not have an assurance audit report to confirm the appropriate ITGCs were in place. As a result, the Company was unable to assess the internal controls related to security, availability, processing integrity and confidentiality surrounding the ERP. The Company did not have appropriate controls to monitor the vendor’s control environment and ITGCs as per the criteria established in the COSO 2013 Framework.

Remediation of Material Weaknesses

The control deficiency described immediately above was concluded on by management during the year ended August 31, 2024. The Company has prioritized the remediation of the material weakness and is working with its vendor to resolve the issue.

During the year ended August 31, 2024, the Company continued to strengthen its internal controls and is committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements, and management made the following changes during the year to improve the internal control framework, including the following:

•	Continued working with a third-party service provider to implement and test the design and operating effectiveness of key controls developed in the prior year period. Based on this work, the Company concluded that the majority of internal control deficiencies previously identified have been substantially remediated, except for the material weakness described above.

•	Continued to build an experienced team at Buckreef Gold Company Limited, the Company’s operating subsidiary, including hiring a new site Supply Chain Superintendent and adding additional headcount to enhance controls over the procurement process, document management, segregation of duties and optimization of the Company’s financial reporting close process.

It is the Company’s intention to remediate the material weakness by working closely with its vendor and, if required, designing and implementing additional compensating controls over ITGCs over the course of fiscal 2025.

Management’s Discussion and Analysis August 31, 2024

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TRX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR+ at www.sedarplus.ca; with the SEC at sec.gov; and the Company’s website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in this year end 2024 MD&A. A copy of this year end 2024 MD&A will be provided to anyone who requests it. It is also available on the SEDAR+ website at www.sedarplus.ca.

Management’s Discussion and Analysis August 31, 2024

Endnotes

[1]	Refer to “Non-IFRS Performance Measures” section.

[2]	Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A from the “Buckreef Main Zone NEE” prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the North east. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

The results summarized in this MD&A from the “Stamford Bridge” target show intercepts that confirm an interpreted mineralized shear zone trending 070 degrees (ENE) that is over a km long. The intersections reported only covers the first 100 m strike length, they are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

[3]	Notes Regarding Sample Protocol from Metallurgical Variability Test Results: A 1 kg aliquot of each of Composite 3 to Composite 14 at a crush size of 100% - 1.18 mm were blended to form the master composite. The master composite was split into 1 kg aliquots using a rotary splitter. Three 1 kg aliquots from the master composite were milled in a rod mill to target grinds of 80% - 53 µm, 80% - 38 µm and 80% -25 µm. A 200 g aliquot was split from the 80% - 53 µm and wet milled in a ceramic charged ball mill to a target grind of 80% - 5 µm. The grinds were checked by screening the milled material on the specific screens and weighing the oversize material. A 20 g aliquot of the 80% - 5 µm was submitted to an external laboratory for particle size distribution. One 500 g aliquot of the milled sample was submitted for the head chemical analysis.